SBH ASSOCIATES, INC.

October 7, 2016

Shannon Sobotka

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SBH Associates, Inc.

File No. 333-187245

Dear Ms. Sobotka:

We have filed amendments to the Annual Report on Form 10-K for the fiscal year ended September 30, 2015 and the Form 10-Q for the Period ended June 30, 2016 referred to in your letter dated August 23, 2016. The paragraph numbers below correspond to the numbered comments in that comment letter dated August 23, 2016.

Form 10-K for the Fiscal Year Ended September 30, 2015

Item 9A. Controls and Procedures

1.

The Company has filed an amendment containing the requested revisions.

Item 15. Exhibits and Financial Statement Schedules

2.

The Company has filed an amendment containing the requested revisions.

Form 10-Q for the Quarterly Period Ended June 30, 2016

3.

The Company has filed an amendment containing the requested revisions.

*************

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or require anything further, please feel contact me.

Sincerely,

/s/ Michael R. Beecham

Michael R. Beecham

Chief Executive Officer